Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off the shelf parts, accessories and antennas, the costs of our manufacturing and operations facilities, estimated and actual warranty costs, costs related to management of our manufacturers’ activity and procurement of our proprietary and other product parts, supply chain and shipping, as well as inventory write off costs, depreciation of equipment and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation, maintenance, and other professional services.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials, costs of R&D facilities and depreciation of equipment. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, maintenance costs for information systems software, provisions for credit loss (doubtful debts), depreciation expenses, and other general corporate expenses.

Restructuring and related charges. Restructuring expenses consist primarily of costs associated with reduction in workforce, establishment of new research and development centers in additional countries, consolidation of excess facilities, termination of contracts and the restructuring of certain business functions. Restructuring and related expenses are reported separately in the consolidated statements of operations.

Acquisition- and integration-related charges. Acquisition-related expenses include those expenses related to acquisitions that would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees. Acquisition-related costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.
Integration-related expenses represent incremental costs related to combining the Company and its business acquisitions, such as third-party consulting and other third-party services related to merging the previously separate companies' systems and processes.

Financial expenses and others, net. Our financial expenses and others, net, consist primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans and factoring activities, other fees and commissions paid to banks, actuarial losses, and other expenses.

Taxes. Our taxes on income consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities, as well as changes in reserves for uncertain tax positions.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2024 (Unaudited)		Six months ended June 30, 2023 (Unaudited)
	$	%	$	%
Revenues	184,586	100.0	169,560	100.0
Cost of revenues	119,057	64.5	111,028	65.5
Gross profit	65,529	35.5	58,532	34.5
Operating expenses:
Research and development, net	17,232	9.3	15,750	9.3
Sales and Marketing	22,769	12.3	19,974	11.8
General and administrative	8,158	4.4	11,542	6.8
Restructuring and related charges	1,416	0.8	897	0.5
Acquisition- and integration related-charges	1,377	0.7	-	-
Total operating expenses	50,952	27.5	48,163	28.4
Operating income	14,577	7.9	10,369	6.1
Financial expenses and others, net	4,777	2.6	3,344	1.9
Taxes on income	1,564	0.8	2,969	1.8
Net income	8,236	4.5	4,056	2.4

Six months ended June 30, 2024, compared to six months ended June 30, 2023

 Revenues. Revenues totaled $184.6 million in the first six months of 2024 as compared to $169.6 million in the first six months of 2023, an increase of $15.0 million, or 8.9%. Revenues in the India region increased to $61.6 million in the first six months of 2024 from $46.9 million in the first six months of 2023. Revenues in the North America region increased to $52.2 million in the first six months of 2024 from $48.6 million in the first six months of 2023. Revenues in the EMEA region increased to $33.9 million in the first six months of 2024 from $32.0 million in the first six months of 2023. Revenues in the Latin America region decreased to $19.9 million in the first six months of 2024 from $22.5 million in the first six months of 2023. Revenues in the APAC region decreased to $17.0 million in the first six months of 2024 from $19.6 million in the first six months of 2023.

Cost of revenues. Cost of revenues totaled $119.1 million in the first six months of 2024 compared to $111.0 million in the first six months of 2023, an increase of $8.1 million, or 7.2%. The increase was primarily attributed to:
•	Increase of $7.4 million relates to higher material costs, primarily due to the higher volume of revenues;
•	Increase of $1.0 million in shipping and storage costs;
•	Increase of $0.5 million relates to amortization of acquired intangible assets;
•	Increase of $0.2 million in salaries related expenses;
•	Increase of $0.2 million in travel and other indirect expenses;
•	Decrease of $1.2 million in inventories write-off.

Gross Margin. Gross profit as a percentage of revenues increased to 35.5% in the first six months of 2024 from 34.5% in the first six months of 2023. This increase is mainly attributed to increased revenues coupled with improvement in product costs and better control over our fixed costs.

Research and Development Expenses, Net. Research and development expenses, net, totaled $17.2 million in the first six months of 2024 compared to $15.8 million in the first six months of 2023, an increase of $1.5 million, or 9.4%. The increase was primarily attributed to higher salary and employee-related expenses of $1.6 million, and an increase of $0.4 million in other research and development expenses, offset by an increase of $0.5 million in IIA (Israeli Innovation Authority) grants. Research and development expenses, net for the first six months of 2024, included Siklu's expenses for a complete six-month period for the first time. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our focus on research and development initiatives, and we foresee that an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Sales and Marketing Expenses. Sales and Marketing expenses totaled $22.8 million in the first six months of 2024 compared to $20.0 million in the first six months of 2023, an increase of $2.8 million or 14.0%. This increase was primarily attributed to higher salary and employee-related expenses of $1.4 million, an increase of $0.8 million in trade shows, and marketing events and expenses, an increase of $0.5 million in agents' commissions, and an increase of $0.4 million in amortization of acquired intangible assets, offset by a decrease in sales commissions expenses of $0.3 million. Sales and Marketing expenses for the first six months of 2024 included Siklu's expenses for a complete six-month period for the first time.

General and Administrative Expenses. General and administrative expenses totaled $8.2 million in the first six months of 2024 compared to $11.5 million in the first six months of 2023, a decrease of $3.3 million, or 29.3%. The decrease was primarily attributed to a decrease of $4.5 million in doubtful debts, which included a $4.0 million benefit related to an initial collection from a $12.0 million debt settlement agreement reached with a South American customer. These are offset by an increase of $0.7 million in share-based compensation and an increase of $0.5 million in salary and employee-related expenses. General and administrative expenses for the first six months of 2024 included Siklu's expenses for a complete six-month period for the first time.

Restructuring and related charges. Restructuring and related charges totaled $1.4 million in the first six months of 2024 as compared to $0.9 million in the first six months of 2023, an increase of $0.5 million. The increase was primarily attributed to termination severance pay and other related costs for the impacted employees.

Acquisition- and integration-related charges. Acquisition- and integration-related charges totaled $1.4 million in the first six months of 2024, whereas there were no Acquisition- and integration-related charges in the first six months of 2023. The increase was primarily attributed to the acquisition and integration expenses associated with the acquisition of Siklu, which would otherwise not have been incurred by the Company, including professional and services fees, such as legal, audit, consulting, paying agent and other fees as well as incremental costs related to combining the Company and Siklu, such as third-party consulting, facilities consolidation costs and other third-party services related to merging Siklu’s systems and processes.

Financial expenses and others, Net. Financial expenses and others, net, totaled $4.8 million in the first six months of 2024 as compared to $3.3 million in the first six months of 2023, an increase of $1.5 million. This increase was mainly attributable to an increase of $2.3 million related to exchange rate differences, offset by a decrease of $0.5 million in net interest expenses and a decrease of $0.3 million in other net finance expenses.

Taxes on income. Tax expenses totaled $1.6 million in the first six months of 2024 as compared to $3.0 million in the first six months of 2023, a decrease of $1.4 million. The decrease was mainly attributable to a decrease in deferred taxes of $1.3 million, and a decrease of $0.3 million in current tax expenses, offset by an increase of $0.2 million in respect of uncertain tax positions.

Net income. The Company had a net income of $8.2 million in the first six months of 2024 as compared to a net income of $4.1 million in the first six months of 2023, an increase of $4.1 million. As a percentage of revenues, net income was 4.5% in 2024 compared to 2.4% in 2023. The increase was attributable primarily to higher revenues and gross profit offset by higher operating expenses.

Liquidity and Capital Resources

As of June 30, 2024, we had approximately $26.3 million in cash and cash equivalents.

              On June 27, 2024, the Company renewed a total credit line of $117.9 million with the banks for an additional two years (until June 30, 2026) while maintaining the facility dedicated for short-term loans on $77.0 million and reducing the facilities dedicated for bank guarantees to $40.9 million.

              The credit facility is provided by a bank syndicate, with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2024, we had $48.5 million available under our credit facility in the form of loans and $20.0 million available in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable. As of June 30, 2024, the Company met all of its covenants.

The Credit Facility is secured by a floating charge over all Company's assets as well as several customary fixed charges on specific assets.

 Net cash provided by operating activities was $11.3 million for the six months ended June 30, 2024. In the first six months of 2024, our cash provided by operating activities was predominantly affected by the following principal factors:

• • • • • •
our net income of $8.2 million;
a $8.5 million decrease in inventory;
a $5.9 million of depreciation and amortization expenses;
a $2.5 million of share-based compensation expenses;
a $0.5 million increase in trade payables and accrued liabilities; and
a $0.1 million loss from sale of property and equipment, net.

These factors were offset mainly by:

• • • •
a $10.6 million increase in trade receivables and other accounts receivables;
a $2.9 million decrease in deferred revenue;
a $0.6 million decrease in accrued severance pay and pensions, net; and
a $0.3 million decrease in operating lease liability, net.

Net cash used in operating activities was $6.7 million for the six months ended June 30, 2023. In the first six months of 2023, our cash provided by operating activities was predominantly affected by the following principal factors:

• • • • •
our net income of $4.1 million;
a $5.1 million of depreciation and amortization expenses;
a $4.1 million decrease in inventory;
a $1.9 million increase in share-based compensation expenses; and
a $0.4 million increase in deferred revenue.

These factors were offset mainly by:

• • • •
a $6.4 million increase in trade receivables and other accounts receivables;
a $1.6 million decrease in trade payables and accrued liabilities;
a $0.6 million decrease in operating lease liability, net; and
a $0.3 million decrease in accrued severance pay and pensions, net.

  Net cash used in investing activities was approximately $8.9 million in the first six months of 2024, compared to $7.3 million in the first six months of 2023. In the first six months of 2024, our investing activities were comprised of $7.9 million paid for the purchase of property and equipment and $1.0 million of software development costs capitalized. In the first six months of 2023, our investing activities were comprised of $5.5 million paid for the purchase of property and equipment and $1.8 million of software development costs capitalized.

Net cash used in financing activities was approximately $3.6 million in the first six months of 2024, compared to net cash provided by financing activities of $2.1 million in the first six months of 2023. In the first six months of 2024, our net cash used in financing activities was primarily due to $4.1 million repayments of bank credit and loans, net, offset by $0.5 million of proceeds from stock-options exercise. In the first six months of 2023, our net cash provided by financing activities was, attributed mainly to $2.1 million proceeds from bank credit and loans, net.

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require it, subject to changes in our business activities.

We believe that current cash and cash equivalent balances, together with the credit facility available with the lenders, will be sufficient for our requirements through at least the next 12 months.